Filed pursuant to Rule 424(b)(7)

SEC File No. 333-142816

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated May 10, 2007)

2,963,712 Shares

Extra Space Storage Inc.

Common Stock

Issuable upon Exchange of Extra Space Storage LP 3.625% Exchangeable Senior Notes due 2027

This prospectus supplement No. 1 supplements and amends the prospectus dated May 10, 2007, relating to the resale from time to time by certain selling stockholders of shares of our common stock that may be issued upon the exchange or redemption of Extra Space Storage LP’s 3.625% Exchangeable Senior Notes due 2027.

You should read this prospectus supplement No. 1 in conjunction with the prospectus. This prospectus supplement No. 1 is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement No. 1 is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement No. 1 supersedes information contained in the prospectus.

Selling stockholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus and any accompanying prospectus supplement any or all of the shares of our common stock which we may issue upon the exchange or redemption of the notes.

The following table sets forth information, as of June 11, 2007, with respect to the selling stockholders and the number of shares of our common stock that would become beneficially owned by each stockholder should we issue our common stock to such selling stockholder that may be offered pursuant to this prospectus upon the exchange or redemption of the notes. The information is based on information provided by or on behalf of the selling stockholders. The selling stockholders may offer all, some or none of the shares of our common stock which we may issue upon the exchange or redemption of the notes. Because the selling stockholders may offer all or some portion of such shares of our common stock, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of any of these sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or shares of our common stock since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

The number of shares of our common stock issuable upon the exchange or redemption of the notes shown in the table below assumes exchange of the full amount of notes held by each selling stockholder at the maximum exchange rate of 51.0986 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share.  This exchange rate is subject to adjustment in certain events. Accordingly, the number of shares of our common stock issued upon the exchange or redemption of the notes may increase or decrease from time to time. The number of shares of our common stock owned by the other selling stockholders or any future transferee from any such holder assumes that they do not beneficially own any shares of common stock other than the common stock that we may issue to them upon the exchange or redemption of the notes.

Based upon information provided by the selling stockholders, none of the selling stockholders identified below nor any of their affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years, other than Merrill Lynch, Pierce, Fenner & Smith, which acted as a joint bookrunning manager in our initial public offering on August 11, 2004, a joint bookrunning manager in our offering of 12,000,000 shares of our common stock on December 6, 2005 and a joint bookrunning manager and an initial purchaser in the original issuance of the notes on March 27, 2007.

To the extent any of the selling stockholders identified below are broker-dealers, they may be deemed to be, under interpretations of the staff of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act.

Name	Number of Shares Beneficially Owned Prior to the Offering	Percentage of Shares Beneficially Owned Prior to the Offering(1)	Number of Shares Offered Hereby	Number of Shares Beneficially Owned After the Offering(2)	Percentage of Shares Beneficially Owned After the Offering(1)(2)
ADI Alternative Investments(3)	408,788	*	408,788	—	*
ADI Alternative Investments c/o Axis Pan(4)	51,098	*	51,098	—	*
ADI Alternative Investments c/o Casam ADI CB Arbitrage(5)	153,295	*	153,295	—	*
ADI Alternative Investments c/o Kallista Master Fund Limited(6)	306,591	*	306,591	—	*
Brookline Avenue Master Fund, L.P.(7)	76,647	*	76,647	—	*
Credit Suisse Securities LLC (USA)(8)	281,042	*	281,042	—	*
Highbridge Convertible Master Fund LP(9)	153,295	*	153,295	—	*
Highbridge International LLC(10)	715,380	1.1%	715,380	—	*
KBC Financial Products USA Inc.(11)	102,197	*	102,197	—	*
Merrill Lynch, Pierce, Fenner & Smith(12)	127,746	*	127,746	—	*
Sailfish Multi Strategy Fixed Income Master Fund (G2), Ltd. (13)	281,042		281,042		*
Topaz Fund (14)	306,591		306,591		*
Total	2,963,712	4.6%	2,963,712	—	*

*      Less than 1%.

(1)    Based on a total of 64,304,353 shares of our common stock outstanding as of March 31, 2007.

(2)   Assumes the selling stockholder sells all of its shares of our common stock offered pursuant to this prospectus.

(3)          Patrick Hobin, Makrem Boumlouka, Erich Bonnet, Alain Reinhold and Christopher Lepistle are the controlling persons of ADI Alternative Investments and have investment and voting power over the shares owned by such fund.

(4)          Patrick Hobin, Makrem Boumlouka, Erich Bonnet, Alain Reinhold and Christopher Lepistle are the controlling persons of ADI Alternative Investments c/o Axis Pan and have investment and voting power over the shares owned by such fund.

(5)          Patrick Hobin, Makrem Boumlouka, Erich Bonnet, Alain Reinhold and Christopher Lepistle are the controlling persons of ADI Alternative Investments c/o Casam ADI CB Arbitrage and have investment and voting power over the shares owned by such fund.

(6)          Patrick Hobin, Makrem Boumlouka, Erich Bonnet, Alain Reinhold and Christopher Lepistle are the controlling persons of ADI Alternative Investments c/o Kallista Master Fund Limited and have investment and voting power over the shares owned by such fund.

(7)          Brookline Avenue Partners, L.P. serves as Investment Manager of Brookline Avenue Master Fund, L.P.  Richard M. Morano II and Charles B. Slotnik in their capacity as sole members of Kenmore Square, LLC, the General Partner of Brookline Avenue Partners, LP, exercise voting and investment control over securities owned by Brookline Avenue Master Fund, L.P.

(8)          Credit Suisse Securities LLC (USA) is a subsidiary of Credit Suisse Group, a publicly held entity.

(9)           Highbridge Capital Management, LLC is the trading manager of Highbridge Convertible Arbitrage Master Fund, L.P. and has voting and investment discretion over the securities held by Highbridge Convertible Arbitrage Master Fund, L.P.  Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and having voting control and investment discretion over the securities held by Highbridge Convertible Master Fund, L.P.  Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge Convertible Arbitrage Master Fund, L.P.

(10)     Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting and investment discretion over the securities held by Highbridge International LLC.  Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and having voting control and investment discretion over the securities held by Highbridge International LLC.  Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(11)     KBC Financial Products USA Inc. is a direct wholly-owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Group N.V., a publicly traded entity.

(12)     Merrill Lynch, Pierce, Fenner & Smith is a registered broker-dealer.  Tim Reilly exercises voting and investment control over securities owned by Merrill Lynch, Pierce, Fenner & Smith.

(13)     Messrs. Mark Fishman and Sal Naro may be deemed to share beneficial ownership of the securities owned of record by Sailfish Multi-Strategy Fixed Income Master Fund (G2), Ltd., by virtue of their status as managing members of Sailfish Capital Partners, LLC, the principal business of which is serving as the Investment Manager of Sailfish Multi-Strategy Fixed Income Master Fund (G2), Ltd.  Each of Mr. Fishman and Mr. Naro share investment and voting power with respect to the ownership interests of the securities owned by Sailfish Multi-Strategy Fixed Income Master Fund (G2), Ltd., but disclaim beneficial ownership of such interests.

(14)     SG Americas Securities LLC, a registered broker-dealer, is a trading advisor to Topaz Fund.  Robert Marx exercises voting and investment control over securities owned by Topaz Fund.

You should consider the risks that we have described in “Risk Factors” beginning on page 2 of the prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement No. 1. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement No. 1 is June 12, 2007.